                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    ---------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)
                                (AMENDMENT NO.  )(1)
                                              --

                                Accuhealth, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock Par Value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    04380911
                     ----------------------------------
                                 (CUSIP Number)


                                February 22, 2001
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

----------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04380911                    13G                     Page 2 of 5 pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Sterling/Carl Marks Capital, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group*                             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     New York
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     660,199, upon exercise of Warrants and
 Owned by                         conversion of Subordinated Note.
 Each Reporting              --------------------------------------------------
 Person With:                 (6) Shared Voting Power
                                  Not Applicable
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  660,199, upon exercise of Warrants and
                                  conversion of Subordinated Note.
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  Not Applicable
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     660,199, upon exercise of Warrants and conversion of Subordinated Note.
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     11.08%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 5 pages


                                  Schedule 13G
                                Amendment No___*
                          Common Stock Par Value $0.01
                               CUSIP No. 04380911



ITEM 1.

    (a)   NAME OF ISSUER:
          Accuhealth, Inc.
          ---------------------------------------------------------------------
    (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          Ridge Hill
          Yonkers, New York 10710
          ---------------------------------------------------------------------


ITEM 2.

    (a)   NAME OF PERSON FILING:
          Sterling/Carl Marks Capital, Inc. ("Sterling/Carl Marks")
          ---------------------------------------------------------------------
    (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
          c/o Sterling Equities, Inc.
          100 Great Neck Road
          Great Neck, NY 11021.
          ---------------------------------------------------------------------
    (c)   CITIZENSHIP:
          Please refer to Item 4
          ---------------------------------------------------------------------
    (d)   TITLE OF CLASS OF SECURITIES:
          Common stock Par Value $0.01
          ---------------------------------------------------------------------
    (e)   CUSIP NUMBER:
          04380911
          ---------------------------------------------------------------------

ITEM 3.  Not Applicable.


ITEM 4.  OWNERSHIP

            The approximate percentages of shares of Common Stock reported as beneficially owned by Sterling/Carl Marks is based upon 5,297,513 shares outstanding as of December 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000, plus shares issuable upon exercise of Warrants and upon conversion of a Subordinated Noted to acquire common stock as described in the following two sentences. Amounts shown as beneficially owned include currently exercisable Warrants to purchase 399,330 shares of common stock and a $750,000 Subordinated Note that is currently convertible at $2.875/share into 260,869 shares of common stock. Sterling/Carl Marks does not own of record any shares of Common Stock

Please see Items 5, 6, 7, 8, 9 and 11 of the cover sheet.

                                                              Page 4 of 5 pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATION

Not Applicable.

                                                              Page 5 of 5 pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 2, 2001

                                          Sterling/Carl Marks Capital, Inc.


                                          By:    /s/ Harvey Rosenblatt
                                                --------------------------------
                                                Title: Executive Vice President